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                                                                    EXHIBIT 4.44


                          ALLIED WASTE INDUSTRIES, INC.

           FIRST AMENDMENT TO THE AMENDED AND RESTATED 1994 INCENTIVE

                                   STOCK PLAN

      This First Amendment to the 1994 Amended and Restated Incentive Stock Plan (the "1994 Employee Plan") is adopted by the Board of Directors of Allied Waste Industries, Inc, a Delaware corporation (the "Company"), pursuant to the authority granted to the Board of Directors in Section 18 of the 1994 Employee Plan. Capitalized terms used shall have the meanings set forth in the 1994 Employee Plan. The 1994 Employee Plan is amended as follows:

      Section 6(c)(6) is amended in its entirety to read as:

      (i) No Incentive Stock Option shall be assignable or transferable other than by will or by the laws of descent and distribution. During the lifetime of a Participant, each Incentive Stock Option granted to him shall be exercisable only by him or by a brokerdealer acting on behalf of such Participant pursuant to Section 6(c)(4).

      (ii) A Non-Qualified Stock Option shall not be assignable or otherwise transferable except: (1) by will or by the laws of descent or distribution; (2) without consideration to members of a Participant's immediate family (i.e., children, grandchildren and spouse) ("family members"); (3) without consideration to trusts for the benefit of a Participant's family members; or
(4) without consideration to partnerships whose only partners are a Participant's family members. A Non-Qualified Stock Option shall be exercised during a Participant's lifetime only by a Participant or, as applicable, a Participant's family member, or a broker-dealer acting on behalf of the Participant or family member pursuant to Section 6(c)(4).